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CUSIP No. 253921100                                           Page 1 of 9 Pages


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 2)

                        DIGITAL GENERATION SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                     Common Stock, no par value  per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   253921100
                                   ---------
                                 (CUSIP Number)

                               Scott K. Ginsburg
                        Digital Generation Systems, Inc.
                               875 Battery Street
                        San Francisco, California 94111
                                 (415) 276-6600
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                with a copy to:

                              John D. Watson, Jr.
                                Latham & Watkins
                         1001 Pennsylvania Avenue, N.W.
                                   Suite 1300
                             Washington, D.C. 20004
                                 (202) 637-2200

                               December 22, 1999
                               -----------------
            (Date of Event which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
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CUSIP No. 253921100                                           Page 2 of 9 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Scott K. Ginsburg
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [_]
                                                                    (b) [X]

------------------------------------------------------------------------------
 3     SEC USE ONLY
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      PF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7

     NUMBER OF            1,326,418

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,920,134 1/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,326,418

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,920,134 1/
------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,246,552 1/2/
------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.5%
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      IN
------------------------------------------------------------------------------

1/ Consists of 2,920,134 shares held of record by Moon Doggie Family Partnership, a partnership of which Mr. Ginsburg is the sole general partner. Mr. Ginsburg, in such capacity, holds voting and dispositive power over these shares.
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CUSIP No. 253921100                                           Page 3 of 9 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Moon Doggie Family Partnership
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [_]
                                                                    (b) [X]

------------------------------------------------------------------------------
 3    SEC USE ONLY
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS
      AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,920,134 1/2/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,920,134 1/2/
------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,920,134 3/
------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.6%
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------

2/ Does not include an additional 3,008,527 shares of Common Stock which are subject to warrants issued to Moon Doggie Family Partnership. The warrants are not currently exercisable, because their exercisability is subject to certain conditions based on the trading prices of the underlying Common Stock. These conditions have not been satisfied to date. See Item 5.
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CUSIP No. 253921100                                           Page 4 of 9 Pages

ITEM 1.   SECURITY AND ISSUER.

          This Amendment No. 2 to Schedule 13D relates to the Common Stock, no par value par share (the "Common Stock"), of Digital Generation Systems, Inc., a California corporation (the "Issuer"). The Issuer's principal executive offices are located at 875 Battery Street, San Francisco, California, 94111.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) This statement is filed by Scott K. Ginsburg and by Moon Doggie Family Partnership, L.P., (each a "Reporting Person" and together, the "Reporting Persons").

          (b) The address of the Reporting Persons is 17340 Club Hill Drive, Dallas, Texas, 75248.

          (c)    Present Principal Business or Employment:

          (1) Scott K. Ginsburg:                            (i)    Investor;
                                                            (ii)   Chairman of the Board of Directors
                                                                   of the Issuer;
                                                            (iii)  Chairman of the Board of Directors
                                                                   and Chief Executive Officer of StarGuide
                                                                   Digital Networks, Inc.
                                                                   300 East Second Street
                                                                   Suite 1510
                                                                   Reno, Nevada  89501

           (2)  Moon Doggie Family                                 Investment Partnership
                Partnership, L.P. ("Moon
                Doggie"):

          (d) and (e) During the last five years neither Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          (f) Mr. Ginsburg is a citizen of the United States. Moon Doggie is a Delaware partnership.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Mr. Ginsburg individually purchased an additional 241,733 shares of Common Stock of the Issuer at a price of $5.171 per share, pursuant to a Common Stock Purchase Agreement dated as of December 17, 1999 by and among the Issuer, Mr. Ginsburg, and certain other purchasers (the "Common Stock Purchase Agreement"), for an aggregate purchase price of approximately $1,250,000. Mr. Ginsburg purchased all shares of Common Stock of the Issuer with personal funds.

ITEM 4.   PURPOSE OF TRANSACTION

          Mr. Ginsburg initially acquired shares of Common Stock of the Issuer as a result of his belief that the Common Stock represented an attractive investment. Mr. Ginsburg subsequently concluded that the Issuer could benefit from his radio broadcasting management background and experience and his strategic planning skills. As a result, Mr. Ginsburg entered into negotiations with the Issuer regarding expanding the role to be played by Mr. Ginsburg in the Issuer and its business. Pursuant to these negotiations, Mr. Ginsburg caused Moon Doggie to
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CUSIP No. 253921100                                           Page 5 of 9 Pages

purchase the Common Stock of the Issuer that it presently owns with the intent that Mr. Ginsburg, directly and through Moon Doggie, would effect the control and management of the Issuer. Substantially contemporaneously with such purchase, Mr. Ginsburg was named Chairman and CEO of the Issuer. Mr. Ginsburg believes that his holding or controlling a significant interest in the Issuer assists in aligning the interests of management and shareholders. While he no longer serves as CEO, in his role as Chairman, Mr. Ginsburg remains responsible for the strategic direction of the Issuer, the development and implementation of its consolidation strategy and developing and maintaining financial community relationships.

          In a separate transaction, Mr. Ginsburg also acquired voting control of StarGuide Digital Networks, Inc. ("StarGuide"), a privately held company that, through an affiliated partnership, is engaged in businesses that may be complementary to business conducted or proposed to be conducted by the Issuer. Mr. Ginsburg may in the future pursue transactions that could result in combining all or certain operations of the Issuer, on the one hand, and StarGuide and its affiliated partnership, on the other hand.

          The Reporting Persons review their investment on an ongoing basis. Such continuing review may result in the Reporting Persons acquiring additional shares of Common Stock of the Issuer, or selling all or a portion of their shares of Common Stock, in the open market or in privately negotiated transactions with the Issuer or third parties or maintaining their holdings at current levels. Such review also may result in the Reporting Persons formulating plans or making proposals regarding actions set forth in Item 4 of
Schedule 13D (which are listed in clauses (i) through (x) below). Any action taken by the Reporting Persons will be dependent upon a review of numerous factors, including, among other things, the availability of shares of the Common Stock for purchase and the price levels of such shares; general market and economic conditions; ongoing evaluation of the Issuer's business operations and investment opportunities; the actions of others in management and the Board of Directors of the Issuer; and other future developments. Such transactions or actions, if any, would be made at such times and in such manner as the Reporting Persons, in their discretion, deem advisable.

          Other than described above, neither Mr. Ginsburg nor Moon Doggie has any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer;
(iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Issuer by any persons; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Scott K. Ginsburg: 4,246,552 shares of Common Stock representing approximately 15.5% of the outstanding Common Stock. See Item 6. It also does not include 3,008,527 shares of Common Stock which are subject to warrants issued to Moon Doggie, which warrants are not currently exercisable, because their exercisability is subject to certain conditions based on the trading prices of the underlying Common Stock. These conditions have not been satisfied to date. This amount does include 2,920,134 shares of Common Stock held of record by Moon Doggie, of which Mr. Ginsburg is the sole general partner. Mr. Ginsburg, in his capacity as sole general partner, holds voting and dispositive power over these shares. By virtue of Mr. Ginsburg's control of Moon Doggie, Mr. Ginsburg may be deemed to have beneficial ownership of the shares held of record by Moon Doggie. By agreement of all of the investors, the warrants to purchase 120,867 shares of Common Stock of the Issuer, which were issued to Mr. Ginsburg on December 17, 1999, were rescinded and are not outstanding.

          Moon Doggie: 2,920,134 shares of Common Stock of the Issuer representing approximately 10.6% of the outstanding Common Stock. This amount does not include 3,008,527 shares of Common Stock which are subject to warrants issued to Moon Doggie, which warrants are not currently exercisable, because their exercisability
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CUSIP No. 253921100                                           Page 6 of 9 Pages

is subject to certain conditions based on the trading prices of the underlying Common Stock. These conditions have not been satisfied to date. See Item 6.

          (b) Scott K. Ginsburg has sole voting and dispositive power over 1,326,418 shares of Common Stock, representing approximately 4.8% of the outstanding Common Stock. Mr. Ginsburg, as sole general partner of Moon Doggie, has voting and dispositive power over 2,920,134 shares of Common Stock, representing approximately 10.6% of the outstanding Common Stock. Mr. Ginsburg may be deemed to have beneficial ownership of the shares held of record by Moon Doggie. See response to Item 5(a) above for additional information.

          Moon Doggie has voting and dispositive power over 2,920,134 shares of Common Stock, representing approximately 10.6% of the outstanding Common Stock. Because Mr. Ginsburg is the sole general partner of Moon Doggie and, as such, controls Moon Doggie, Moon Doggie may be deemed to share such voting and dispositive power over these shares of Common Stock with Mr. Ginsburg. See response to Item 5(a) for additional information.

          (c) On December 17, 1999, Mr. Ginsburg purchased 241,733 shares of Common Stock of the Issuer for an aggregate purchase price of approximately $1,250,000, or approximately $5.171 per share, pursuant to the Common Stock Purchase Agreement.

          (d) No person other than Mr. Ginsburg or Moon Doggie has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer owned by Mr. Ginsburg or Moon Doggie.

          (e)  [Not applicable.]

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          (a) On August 12, 1998, the Issuer and Mr. Ginsburg entered into the First Common Stock Subscription Agreement for the purchase of 714,285 shares of Common Stock at a purchase price of $2.80 per share. In connection with such purchase, the Issuer granted Mr. Ginsburg certain registration rights with respect to the purchased shares. The foregoing summary of such agreement is qualified in its entirety by reference to Exhibit 1 which is hereby incorporated by reference.

          (b) On September 25, 1998, the Issuer and Mr. Ginsburg entered into the Second Common Stock Subscription Agreement for the purchase of shares of Common Stock with an aggregate purchase price not to exceed $8 million, nor to be less than $6 million. This agreement was amended by that certain letter agreement dated December 9, 1998 by and between the Issuer and Moon Doggie. In connection with such purchase, the Issuer has granted to Moon Doggie certain demand registration rights which may not be exercised for a period of sixty days following Moon Doggie's purchase of such shares. The foregoing summary of such agreement is qualified in its entirety by reference to Exhibit 2 and Exhibit 3, each of which is hereby incorporated by reference.

          (c) In connection with the purchase of shares of Common Stock by Moon Doggie pursuant to the Second Common Stock Subscription Agreement, the Issuer
and Moon Doggie entered into that certain Warrant Purchase Agreement dated December 9, 1998, pursuant to which the Issuer has issued to Moon Doggie (i) a warrant to purchase up to 1,460,067 shares of Common Stock at a purchase price of $3.25 per share (subject to certain adjustments) (the "First Warrant") and
(ii) a warrant to purchase up to 1,548,460 shares of Common Stock at a purchase price of $3.25 per share (subject to certain adjustments) (the "Second Warrant). The First Warrant is void after December 9, 2001 and is currently exercisable with respect to 50% of the shares, in whole or in part with respect to such shares, during the term commencing on the date that the closing price of the Common Stock of the Issuer on the Nasdaq National Market has exceed $10.00 per share for at least twenty (20) of the preceding thirty (30) consecutive trading days and ending at 5:00 p.m. on December 9, 2001. The remaining shares shall be exercisable, in whole or in part, during the term commencing on the date that the closing price of the Common Stock of the Issuer on the Nasdaq national
Market has exceeded $15.00 per share for at least twenty (20) of the preceding
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CUSIP No. 253921100                                           Page 7 of    Pages
                                                                        ---
thirty (30) consecutive trading days and ending at 5:00 p.m. on December 9, 2001. The Second Warrant is void after December 9, 2003 and is currently exercisable only with respect to that portion of the shares that have vested. Shares shall vest in equal monthly installments upon Mr. Ginsburg's completion of each of the twenty-four (24) months of continuous service measured from and after the date of issuance of the Second Warrant. The Second Warrant shall be exercisable for up to 50% of the vested shares, in whole or in part with respect to such vested shares, during the term commencing on the date that the closing price of the Common Stock of the Issuer on the Nasdaq National Market has exceeded $10.00 per share for at least twenty (20) of the preceding thirty (30) consecutive trading days and ending at 5:00 p.m. on December 9, 2003. The remaining vested shares shall become exercisable in whole or in part, during the term commencing on the date that the closing price of the Common Stock of the Issuer on the Nasdaq National Market has exceeded $15.00 per share for at least twenty (20) of the preceding thirty (30) consecutive trading days and ending at 5:00 p.m. on December 9, 2003. The foregoing summary of such agreements is qualified in its entirety by such references to Exhibit 4, Exhibit 5 and Exhibit 6, each of which is hereby incorporated by reference.

            (d) On December 17, 1999, the Issuer, Mr. Ginsburg, and certain other investors entered into the Common Stock Purchase Agreement, pursuant to which Mr. Ginsburg agreed to purchase 241,733 shares of Common Stock at a purchase price of approximately $5.171 per share. The foregoing summary of such agreement is qualified in its entirety by reference to Exhibit 9, which is hereby incorporated by reference. By agreement of all of the investors, the warrants to purchase 120,867 shares of Common Stock of the Issuer, which were issued to Mr. Ginsburg on December 17, 1999, were rescinded and are not outstanding.

            (e) On December 17, 1999, the Issuer, Mr. Ginsburg, and certain other investors entered into a Registration Rights Agreement, granting
Mr. Ginsburg certain registration rights with respect to the shares purchased by Mr. Ginsburg pursuant to the Common Stock Purchase Agreement. The foregoing summary of such agreement is qualified in its entirety by reference to
Exhibit 10, which is hereby incorporated by reference.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 9   Common Stock Purchase Agreement dated December 17,
            1999 by and between Digital Generation Systems, Inc. and Scott K. Ginsburg. 3/

Exhibit 10 Registration Rights Agreement dated December 17, 1999 by and between Digital Generation Systems, Inc. and Scott K. Ginsburg. 3/



----------
3/ Exhibits 9 and 10 hereof replace Exhibits 9 and 10 of Amendment No. 1 to
   Schedule 13D. Exhibit 11 of Amendment No. 1 is hereby deleted.

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CUSIP No. 253921100                                           Page 8 of 9 Pages


                                   SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                Scott K. Ginsburg


                                                /s/ Scott K. Ginsburg
                                                ----------------------


Dated: December 23, 1999

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CUSIP No. 253921100                                           Page 9 of 9 Pages


                                   SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                           Moon Doggie Family Partnership

                                           By: /s/ Scott K. Ginsburg
                                               --------------------------
                                               Name: Scott K. Ginsburg
                                               Title: General Partner


Dated: December 23, 1999